February 7, 2013 By Edgar courier Mr. Robert Errett Special Counsel Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561

Mayer Brown LLP

1675 Broadway

New York, New York 10019-5820

Main Tel +1 212 506 2500

Main Fax +1 212 262 1910

www.mayerbrown.com

Paul A. Jorissen

Direct Tel +1 212 506 2555

Direct Fax +1 212 849 5555

pjorissen@mayerbrown.com

Re:	GE Equipment Midticket LLC, Series 2011-1 Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 27, 2012

File No. 333-160604-02

Dear Mr. Errett:

On behalf of GE Equipment Midticket LLC, Series 2011-1 (the “Company”), and following various telephone conversations that we and our counsel have had with the staff in recent weeks and our letter of February 1, 2013, we submit this letter in response to the comment in your letter, dated January 18, 2013, relating to the Form 10-K referenced above (the “Subject Filing”). For your convenience, your comment has been reproduced below, followed by the response of the Company.

Exhibits to Form 10-K

Exhibit 35.1

1.	We note your response to comment 2. We note that, while Mr. Davidson is a Senior Managing Director, Capital Markets for the servicer, he signed the servicer compliance statement not as an authorized officer of the servicer, but under a power of attorney granted by a vice president of the servicer. We also understand from the staff’s telephone conversation with counsel on January 11, 2013 that Mr. Davidson signed the servicer compliance statement based on his own review of the servicer’s activities and performance under the applicable servicing agreement during the reporting period, and no review was undertaken by an authorized officer as required by Item 1123 of Regulation AB. Therefore, please amend the Form 10-K to provide as an exhibit to the Form 10-K a servicer compliance statement meeting the requirements of Item 1123 and signed by an authorized officer of the servicer with respect to the review made under such officer’s supervision of the servicer’s activities and performance under the applicable servicing agreement for the fiscal year ended December 31, 2011. If an authorized officer is unable to undertake such a review and sign the servicer compliance statement, please amend the body of the 10-K to explain that a servicer compliance statement conforming to the requirements of Item 1123 has not been filed, and describe the remedial steps the issuer will take in future filings to ensure compliance with Item 1123.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mr. Robert Errett

February 7, 2013

Response:

The Company believes that Mr. Thomas A. Davidson is an “authorized officer” of General Electric Capital Corporation (“GECC”) for the reasons set forth below.

Mr. Davidson is “authorized” because he is authorized by GECC, the corporate entity, to, among other things, execute and deliver all such documents and do all other acts in his discretion in connection with the performance and administration of any proposed securitization of asset-backed securities as authorized or sponsored by GECC. That authority is granted under a power of attorney from GECC, the corporate entity, pursuant to GECC’s methodologies for delegating corporate authorities from its board of directors.

Mr. Davidson is a Senior Managing Director of the Global Capital Markets business unit of GECC, a division within GECC that provides a variety of capital market products and related services to several of its business platforms, including franchise finance, healthcare finance, retail finance, real estate, corporate finance and leveraged lending and commercial distribution finance, including equipment syndications, interest rate management, investor development and global securitization/alternative funding transaction management. The Global Capital Markets business unit operates globally, with offices in the Americas, Europe, and Asia, and plays an important role in many of GECC’s global projects and operations.

In one of our telephone conversations with the staff, the staff has made reference to Rule 3b-2 under the Securities Exchange Act of 1934 (“Rule 3b-2”). In the Company’s view, whether Mr. Davidson is an “officer” of the Global Capital Markets business unit indeed turns on whether he falls within the definition of that term set out in Rule 3b-2, which provides:

“The term "officer" means a president, vice president, secretary, treasury or principal financial officer, comptroller or principal accounting officer, and any person routinely performing corresponding functions with respect to any organization whether incorporated or unincorporated.”

Mr. Robert Errett

February 7, 2013

Because the title “Senior Managing Director” is not one of those enumerated in Rule 3b-2, whether he falls within the definition of an “officer” turns on whether he is “routinely performing corresponding functions.”

Both the functions performed by Mr. Davidson and his position in the GECC corporate organizational chart establish that his position entails functions that correspond to those of the enumerated officers such as those of a vice president or more senior officer with significant funding and treasury responsibilities.

Mr. Davidson is 40 years old, has been employed by GECC since 2000 and has been in his present position of Senior Managing Director in the Global Capital Markets business unit of GECC since 2006.  Mr. Davidson’s core duties consist of working with other members of senior management to establish the strategic plan for funding assets and working closely with GECC treasury to support its funding plan. Mr. Davidson’s responsibilities also include oversight of opportunity development, transaction execution (including review of servicing practices and investor reporting), analytics, middle office, and investor relations.  Mr. Davidson is ultimately responsible for overseeing outstanding securitization debt of approximately $30 billion, as of December 31, 2012.

These duties entail the exercise of substantial executive authority over a group of five direct reports each of whom is a managing director or senior vice president.  Beneath Mr. Davidson’s direct reports lie ten other subordinates who have titles ranging from associate, analyst, assistant vice president and senior vice president.  He also has oversight responsibility for thirteen other professionals with functional or regional responsibilities. Mr. Davidson’s leadership role with responsibilities involving strategic planning and execution of securitization funding and related treasury operations, together with his other functions and managerial responsibilities readily correspond to a title such as a vice president or more senior officer in charge of securitization and other funding operations.

In addition to his direct reports, Mr. Davidson’s position in the GECC organization relative to his peers and relative to his boss and her peers also demonstrate that Mr. Davidson is routinely performing functions that correspond to those performed by vice presidents or more senior officers.  Mr. Davidson reports directly to Ms. Kristi Colburn who is the “Leader” of the Global Capital Markets business unit and the President of GE Capital Markets, Inc., a registered broker-dealer.   Ms. Colburn’s peers also have titles like “President” or “CEO” of the business units for which they have responsibility. Ms. Colburn’s direct reports other than Mr. Davidson consist of eleven other Senior Managing Directors, each of whom have substantial but different responsibilities from Mr. Davidson.

In conclusion, it is the Company’s view that Mr. Davidson is an “officer” of the servicer because he is the senior securitization executive with funding and related treasury responsibilities and these functions readily correspond to an executive with functions at least as significant as a vice president by virtue of his relative position in the GECC organization.

Mr. Robert Errett

February 7, 2013

Based on the foregoing, and as Mr. Davidson has supervised the servicer’s activities and performance under the applicable servicing agreement for the fiscal year ended December 31, 2011, the Company believes that a servicer compliance statement meeting the requirements of Item 1123 and signed by an authorized officer of the servicer with respect to the review made under such officer’s supervision of the servicer’s activities and performance under the applicable servicing agreement for the fiscal year ended December 31, 2011 was enclosed with the Subject Filing as Exhibit 35.1.

In connection with responding to your comment, we have been authorized by the Company to inform you that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Subject Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions concerning the Subject Filing or the Company’s response, please do not hesitate to call me at (212) 506-2555. Please communicate any remaining comments to my attention at the e-mail address above.

Very truly yours,

/S/ Paul A. Jorissen

Paul A. Jorissen